Amounts in USD

Dates

Collection Period No.	16			
Collection Period (from... to)	1-Aug-2026	31-Aug-2026		
Determination Date	11-Sep-2026			
Record Date	14-Sep-2026			
Payment Date	15-Sep-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	17-Aug-2026	15-Sep-2026	Actual/360 Days	29
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2026	15-Sep-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	232,580,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	315,320,000.00	191,326,673.63	172,429,120.84	18,897,552.79	59.931348	0.546839
Class A-2B Notes	175,000,000.00	106,184,726.25	95,696,740.27	10,487,985.98	59.931348	0.546839
Class A-3 Notes	490,320,000.00	490,320,000.00	490,320,000.00	0.00	0.000000	1.000000
Class A-4 Notes	78,880,000.00	78,880,000.00	78,880,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,292,100,000.00**	**866,711,399.88**	**837,325,861.11**	**29,385,538.77**		

Overcollateralization	167,905,892.46	189,800,766.02	189,800,766.02
Total Securitization Value	**1,460,005,892.46**	**1,056,512,165.90**	**1,027,126,627.13**
present value of lease payments	772,419,545.34	385,353,929.90	362,205,214.40
present value of Base Residual Value	687,586,347.12	671,158,236.00	664,921,412.73

	Amount	Percentage
Initial Overcollateralization Amount	167,905,892.46	11.50%
Target Overcollateralization Amount	189,800,766.02	13.00%
Current Overcollateralization Amount	189,800,766.02	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	4.570000%	728,635.75	2.310782	19,626,188.54	62.242130
Class A-2B Notes	4.156500%	355,537.43	2.031642	10,843,523.41	61.962991
Class A-3 Notes	4.610000%	1,883,646.00	3.841667	1,883,646.00	3.841667
Class A-4 Notes	4.690000%	308,289.33	3.908333	308,289.33	3.908333
Total		**3,276,108.51**		**$32,661,647.28**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,387,005,597.84**	**983,511,871.28**	**954,126,332.51**

Available 2025-A Collections

Lease Payments Received	22,814,784.60
Net Sales Proceeds-early terminations (incl Defaulted Leases)	13,136,501.68
Net Sales Proceeds-scheduled terminations	3,598,577.32
Excess wear and tear included in Net Sales Proceeds	15,494.05
Excess mileage included in Net Sales Proceeds	47,866.13
Subtotal	39,549,863.60
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	109,733.15
Total Available Collections	**39,659,596.75**

Distribution on the Exchange Note

(1) Total Servicing Fee		880,426.80
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(4.70%)	3,852,088.16
(3) Exchange Note Principal Distributable Amount		29,385,538.77
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		5,541,543.02
Total Distribution		**39,659,596.75**

Available Funds ABS Notes

Total Exchange Note Payments	33,237,626.93
Reserve Account Draw Amount	0.00
Total Available Funds	**33,237,626.93**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,276,108.51
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	29,385,538.77
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	575,979.65
Total Distribution	**33,237,626.93**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	880,426.80	880,426.80	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,276,108.51	3,276,108.51	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	728,635.75	728,635.75	0.00
thereof on Class A-2B Notes	355,537.43	355,537.43	0.00
thereof on Class A-3 Notes	1,883,646.00	1,883,646.00	0.00
thereof on Class A-4 Notes	308,289.33	308,289.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,276,108.51	3,276,108.51	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	29,385,538.77	29,385,538.77	0.00
Principal Distribution Amount	29,385,538.77	29,385,538.77	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,650,014.73
Reserve Fund Amount - Beginning Balance	3,650,014.73
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,075.18
minus Net Investment Earnings	10,075.18
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,650,014.73
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,075.18
Net Investment Earnings on the Exchange Note Collection Account	99,657.97
Investment Earnings for the Collection Period	109,733.15

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,460,005,892.46	27,067
Securitization Value beginning of Collection Period	1,056,512,165.90	23,475
Principal portion of lease payments	13,472,447.43	
Terminations- Early	10,366,246.03	
Terminations- Scheduled	3,297,450.55	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,249,394.76	
Securitization Value end of Collection Period	1,027,126,627.13	23,125
Pool Factor	70.35%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.80%	10.80%
Weighted Average Remaining Term (months)	33.14	18.21
Weighted Average Seasoning (months)	7.23	22.31
Aggregate Base Residual Value	919,433,735.45	774,220,606.01
Cumulative Turn-in Ratio		43.48%
Proportion of base prepayment assumption realized life to date		92.85%
Actual lifetime prepayment speed		0.59%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,020,892,573.20	23,006	99.39%
31-60 Days Delinquent	4,817,311.50	91	0.47%
61-90 Days Delinquent	1,110,341.35	22	0.11%
91-120 Days Delinquent	306,401.08	6	0.03%
Total	1,027,126,627.13	23,125	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.138%
Delinquency Trigger occurred	No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	**Current Amount**	**Current Number of Leases**	**Cumulative Amount**	**Cumulative Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,465,844.43	32	25,332,976.27	513
Liquidation Proceeds	758,468.30		18,626,277.39	
Recoveries	591,449.76		4,631,922.16	
Principal Net Credit Loss / (Gain)	115,926.37		2,074,776.72	
Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	0.134%			
Prior Collection Period	0.285 %			
Second Prior Collection Period	0.201 %			
Third Prior Collection Period	0.086 %			
Four Month Average	0.176%			
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value			0.142%	
Average Net Credit Loss / (Gain)			4,044.40	

Residual Loss	**Current Amount**	**Current Number of Leases**	**Cumulative Amount**	**Cumulative Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	14,447,246.91	318	168,474,760.06	3,422
Sales Proceeds and Other Payments Received	15,316,040.41		185,015,095.12	
Residual Loss / (Gain)	(868,793.50)		(16,540,335.06)	
Residual Loss / (Gain) as % of Average Securitization Value (annualized):				
Current Collection Period	(1.001)%			
Prior Collection Period	(1.512%)			
Second Prior Collection Period	(1.459%)			
Third Prior Collection Period	(1.038%)			
Four Month Average	(1.252)%			
Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value			(1.133)%	
Average Residual Loss / (Gain)			(4,833.53)	